Exhibit 99.1

Media Release

Planegg/Munich, Germany, September 13, 2018

MorphoSys Announces That its Licensee Janssen has Reported

That Tremfya® Improves Long-Term Patient-Reported Outcomes in

Patients with Moderate to Severe Plaque Psoriasis

MorphoSys AG (FSE: MOR; Prime Standard Segment, TecDAX; NASDAQ: MOR) announced today that its licensee Janssen Pharmaceutical Companies of Johnson & Johnson (Janssen) has announced new data that, according to a press released issued by Janssen on September 12, 2018, show clinically relevant improvements in long-term patient-reported outcomes (PRO) in patients with plaque psoriasis switched to Tremfya ® (guselkumab) after an initial inadequate response to Humira® (adalimumab). In addition, Janssen stated that “PRO measurement tools such as the Psoriasis Symptom and Sign Diary (PSSD) may provide a more accurate representation of the impact of psoriasis on the patient in comparison to current clinical measurement tools.”

These long-term findings from Janssen’s Phase 3 clinical trial programs VOYAGE 1 & 2 in patients with moderate to severe plaque psoriasis were part of six abstracts Janssen presented on September 12, 2018 at the European Academy of Dermatology and Venereology (EADV) 2018 Congress in Paris, France.

Tremfya® is a fully human anti-IL-23 monoclonal antibody developed by Janssen, and was generated utilizing MorphoSys’s proprietary HuCAL technology.

According to Janssen’s press release, study findings showed that a switch to guselkumab at week 28, after an inadequate response to Humira® (adalimumab), led to a sustained improvement in patient reported outcomes in both the PSSD and DLQI (Dermatology Life Quality Index) scores at week 100. The proportions of patients with PSSD symptom and signs scores of 0, i.e., no patient-reported symptoms or signs of psoriasis, increased from 4.2% and 1.1% respectively, at week 28, to 32.6% and 18.0% at week 100. The proportion of patients with a DLQI score of 0 or 1 (i.e., no impact on patient quality of life) increased from 14.4% at week 28 to 65.3% at week 100, showing consistent improvement and impact on patient well-being after switching to guselkumab.

Dr. Markus Enzelberger, Chief Scientific Officer of MorphoSys AG, said: “We are very pleased that our licensee Janssen has reported that Tremfya® improves long-term patient-reported outcomes in patients with moderate to severe plaque psoriasis. We believe it is important that long-term data show the potential to improve psoriasis signs and symptoms which matter most to patients.”

Tremfya® has been approved in the U.S., Canada, the European Union, and several other countries for the treatment of plaque psoriasis and in Japan for the treatment of both psoriasis and psoriatic arthritis. Moreover, Tremfya® is currently being investigated in two phase 3 trials in psoriatic arthritis and also in a phase 2/3 clinical study program in Crohn’s disease.

Further information can be found in the press release issued by Janssen on September 12, 2018.

About MorphoSys

MorphoSys is a late-stage, biopharmaceutical company devoted to the development of innovative and differentiated therapies for patients suffering from serious diseases. Based on its technological leadership in generating antibodies, MorphoSys, together with its partners, has developed and contributed to the development of more than 100 product candidates, of which 29 are currently in clinical development. This broad pipeline spans MorphoSys’s two business segments: Proprietary Development, in which the Company invests in product candidates for its own account, and Partnered Discovery, in which product candidates are developed exclusively for a variety of Pharma and Biotech partners. In 2017, Tremfya® (guselkumab), marketed by Janssen, became the first therapeutic antibody based on MorphoSys’s proprietary technology to receive marketing approval for the treatment of moderate to severe plaque psoriasis in the United States, the European Union and Canada. MorphoSys is listed on the Frankfurt Stock Exchange and on the U.S. stock exchange Nasdaq, under the symbol MOR. For regular updates about MorphoSys, visit http://www.morphosys.com.

HuCAL®, HuCAL GOLD®, HuCAL PLATINUM®, CysDisplay®, RapMAT®, arYla®, Ylanthia®, 100 billion high potentials®, Slonomics®, Lanthio Pharma® and LanthioPep® are registered trademarks of the MorphoSys Group. Tremfya® is a trademark of Janssen Biotech, Inc.

This communication contains certain forward-looking statements concerning the MorphoSys group of companies, expectations regarding long-term patient-reported outcomes in patients with moderate to severe plaque psoriasis treated with Tremfya® or with other therapies. The forward-looking statements contained herein represent the judgment of MorphoSys as of the date of this release and involve known and unknown risks and uncertainties, which might cause the actual results, financial condition and liquidity, performance or achievements of MorphoSys, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if MorphoSys’ results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are that MorphoSys’ expectations regarding the long-term patient-reported outcomes in patients with moderate to severe plaque psoriasis treated with Tremfya® or with other therapies may be false, the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements, MorphoSys’ reliance on collaborations with third parties and other risks indicated in the risk factors included in MorphoSys’s Registration Statement on Form F-1 and other filings with the US Securities and Exchange Commission may be incorrect. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. MorphoSys expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

For more information, please contact:

MorphoSys AG

Alexandra Goller

Associate Director Corporate Communications & IR

Jochen Orlowski

Associate Director Corporate Communications & IR

Dr. Claudia Gutjahr-Loeser

Investor Relations Officer

Tel: +49 (0) 89 / 899 27-404

investors@morphosys.com